Exhibit (a)(1)(E)
OFFER TO PURCHASE FOR CASH
Any and All Outstanding Shares of Common Stock
of
Vestin Group, Inc.
at
$2.85 Net Per Share
by
Michael V. Shustek
April 5, 2005
To Our Clients:
      Enclosed for your consideration are the Offer to Purchase dated April 5, 2005 and the related Letter of Transmittal (which together constitute the “Offer”) in connection with the offer by Michael V. Shustek to purchase for cash any and all outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Vestin Group, Inc., a Delaware corporation (the “Company”). We, or our nominee, are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.
      We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.
      Your attention is directed to the following:

1. The tender price is $2.85 per Share, net to you in cash.

2. The Offer and withdrawal rights expire at 12:00 midnight, New York City time, on Monday, May 2, 2005, unless the Offer is extended in the limited circumstances described in the Offer to Purchase.

3. The Offer is for any and all Shares that Mr. Shustek does not already beneficially own. Mr. Shustek is the Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Shustek currently owns 2,051,350 Shares, representing approximately 81.1% of the issued and outstanding Shares of the Company.

4. The Board of Directors of the Company appointed a Special Committee, comprised solely of disinterested directors, to consider Mr. Shustek’s Offer. The Special Committee has unanimously recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

5. Tendering stockholders will not be obligated to pay brokerage fees or commissions to StockTrans, Inc., as depositary for the Offer (the “Depositary”).

6. The Offer is not conditioned upon any minimum number of Shares being tendered. However, the Offer is subject to certain conditions as set forth in Section 14 of the Offer to Purchase.

7. Any stock transfer taxes applicable to the sale of Shares to Mr. Shustek pursuant to the Offer will be paid by Mr. Shustek, except as otherwise set forth in Instruction 6 of the Letter of Transmittal. Payments made to a holder of Shares (or other payee) may be subject to U.S. federal income tax backup withholding at a rate of 28% unless an exemption applies or unless the holder (or other payee) provides the Depositary with such holder’s (or other payee’s) taxpayer identification number on Substitute Form W-9 in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal.
      If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the enclosed instruction form. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the enclosed instruction form. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf by the expiration of the Offer.
      The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.
      In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depositary Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

Instructions with Respect to
Offer to Purchase for Cash
Any and All Outstanding Shares of Common Stock
of
VESTIN GROUP, INC.
      The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated April 5, 2005 and the related Letter of Transmittal in connection with the offer by Michael V. Shustek to purchase any and all of the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Vestin Group, Inc., a Delaware corporation.
      This will instruct you to tender the number of Shares indicated below held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Number of Shares to be Tendered:	SIGN HERE

Shares*	Signature(s)

Dated: , 2005	Please print name(s) and addresses here

*	Unless otherwise noted, it will be assumed that all Shares held by us for your account are to be tendered.
THIS FORM MUST BE RETURNED TO THE BROKERAGE FIRM
MAINTAINING YOUR ACCOUNT.